Mail Stop 3561

January 5, 2007

Mr. Nolan Bushnell
Chairman and Chief Executive Officer
uWink, Inc.
16106 Hart Street
Van Nuys, CA 91406

> **Re: uWink, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 8, 2006**
> **File No. 333-137661**

Dear Mr. Bushnell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your cover letter, please key all responses to page numbers in the registration statement as appropriate.

2.   We note Mr. Wilkniss's letter to shareholders included as an exhibit to a Form 8-K filed on December 11, 2006 and the statement that your "2006 investors have now permanently waived both their right to have their warrants registered and to receive penalty payments for [the] failure to register their warrants." Please tell us what impact you believe the pending registration statement has on your renegotiation of the March and September 2006 purchase agreements. In this regard, please revise the second paragraph on page 6 and where appropriate to identify the parties and describe the terms of the agreement in which investors permanently waived their right to registration of the warrants and shares of common stock underlying the warrants. Please advise us of the materiality of any such agreement under Item 601(b)(10). We may have further comment.

3.   We note your response to comment one of our letter dated November 9, 2006. We also note that you have reduced the offering to 7,495,254 shares. Please expand your analysis to address the total number of shares outstanding and the non-insider portion just prior to the 2006 transactions in which the selling shareholders received their shares. We may have further comment.

Products and Services, page 18

The uWink Restaurant, page 18

Distribution and Marketing, page 21

4.   Please expand upon the statement that you believe that the Bell-Fruit Games's marketing agreement is no longer in effect.

Legal Proceedings, page 23

5.   Please advise us of the terms of the settlement with Stonefield Josephson and revise page 23 to describe the circumstances of the dispute, including the delay between the dismissal of Stonefield Josephson in July 2005 and the demand for arbitration in August 2006. In addition, please revise to address any discussions with the former accountants responsive to Item 304(a)(1)(B) of Regulation S-B.

Directors and Executive Officers, page 23

Director and Officer Compensation, page 26

6.   We note your response to prior comment 21. Please reconcile your response with the disclosure that Mr. Rotter was to receive additional securities equal to 20% of the aggregate principal value plus accrued interest, and that such additional securities were to be received "as a conversion bonus."

7.   In this regard, please disclose the purpose of the 20% additional securities transferred to Mr. Rotter and Dr. Hines. Also, the disclosure indicates that the individuals were entitled to receive the additional securities in accordance with the terms of the notes. However, it appears that the 20% additional securities were contingent upon conversion of the notes in any offering that results in gross proceeds to the company of at least $3,000,000. Please explain the terms under which the individuals were entitled to receive the 20% additional securities.

Certain Relationships and Related Transactions, page 31

8.   Please revise to disclose the closing price of your shares and any discount or premium to market price for warrant exercise prices described in this section.

Note 1 – Organization and Significant Accounting Policies, page F-7

9.   In response to our prior comment 35, you state you record a liability for services when you receive a relevant invoice. Clarify your accounting treatment when the invoice is received in a different period than when the services are provided. Clarify your accounting treatment for any long term service contracts.

Note 15 – Commitments and Contingencies, page F-31

10.   We note your response to our prior comment 58 stating you believe the agreement discussed on page 21 is no longer in effect as of December 31, 2005. Please explain the reason for the uncertainty as to the status of this contract. Provide us with a copy of the agreement. Tell us if you have any commitments to Bell-Fruit Games (e.g. to provide bears, clothing and accessory consumables). Also tell us if there are any penalties for premature termination of the agreement.

Note 9 – Due to Related Parties, page F-40

11.   On page F-41 you discuss the September 18, 2006, conversion of $133,062 of debt and accrued interest to 436,874 shares of common stock. We also note the following: you issued 218,438 warrants in conjunction with the debt to equity conversion; you state "[t]here is no gain or loss recognized on conversion of debt as the Company issued shares at the fair market value equivalent of the debt;" the conversion of the debt to common stock appears to have been priced at $0.30 per share; on September 18, 2006 your stock appears to have had a closing price of $1.12 per share. Please explain to us reason for the difference between the conversion price of $0.30 and the $1.12 closing price of the stock and how you accounted for the issuance of the warrants in conjunction with the debt to equity conversion.

Note 11 – Equity, page F-42

12.   Please file an Item 4.02 Form 8-K for the restatement of the financial statements for the periods ending March 31, June 30 and September 30, 2006.

13.   It does not appear you have recorded the change in fair value of the derivative warrant liabilities in the statement of operations as of March 31, June 30, and September 30, 2006, in accordance with EITF 00-19. Please revise to restate your financial statements or explain to us why there was no apparent change in fair value during these periods. We note the trading price on the bulletin board fluctuated substantially during the periods.

14.   In the last sentence of the second paragraph on page F-43 you state, "[t]he investors in the March 3, 2006 transaction have waived this liquidated damages provision for an additional three-month period, as it relates to the registration statement becoming effective by September 3, 2006." On page 6 you state, "[t]he investors in these transactions have permanently waived their right to registration of the warrants and shares of Common Stock underlying the warrants issued in these transactions as well as …." Please reconcile these statements and revise the document as necessary. Also, clarify the date of these waivers, their material terms and conditions and the impact on your accounting for the warrants and the financial statements as a whole.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or James Lopez, who supervised the review of your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Peter Hogan, Esq.
        Fax (310) 208-1154